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SEC 1815
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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **December, 2004**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...**X**..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..**X**...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Royal Standard Minerals Inc.
(Registrant)
By:**\s\ Roland M. Larsen**
(Signature)*
President & CEO


Date: **December 17, 2004**

* Print the name and title of the signing officer under his signature.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the "MD&A") of the financial condition and results of operations of Royal Standard Minerals Inc. (the "Corporation") constitutes management's review of the factors that affected the Corporation's financial and operating performance in the quarter ended October 31, 2004. The MD&A was prepared as of December 15, 2004 and should be read in conjunction with the audited financial statements for the year ended January 31, 2004 and the unaudited for the quarter ended October 31, 2003 of the corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Corporation is currently active in the State of Nevada, with projects in Nye, Elko, Churchill and Lyon Counties, Nevada. The Gold Wedge project can be considered to be an advanced exploration pre-development project that is fully permitted by the Nevada Department of Environmental Protection (NDEP) for a mine and mill. The Corporation's common shares are traded on the TSX.V symbol RSM and on the US OTC:BB symbol RYSMF.

In 2004, the Corporation has focused upon the Goldwedge proposed development project located in Nye County, Nevada. Capital for the development of the currently controlled projects and future acquisitions would be envisioned to come from equity and debt financing. The Corporation has been evaluating other investment opportunities in Nevada as part of effort to improve upon the Corporation's production capacity.

Results of Operations

Although expenses which represent a net loss for the nine months ended October 31, 2004 were $211,064 as compared to $236,173 for the nine months ended October 31, 2003 (a decrease of only $25,109), general and administrative expenses have decreased by $108,641 primarily due to a decrease in investor relations expenses of $97,400. However this was offset by an increase in Stock Option Compensation of $110,438 a result of 775,000 stock options that were granted to employees and directors of the company on May 4, 2004 (see note 4 of the unaudited financial statements for the nine months ending October 31, 2004).

In addition Consulting Fees increased from $117,718 for the nine months ended October 31, 2004 to $160,475 for the nine months ended October 31, 2004 and is a result of increased activity in all the Corporation's mining projects, particularly the Gold Wedge project. As activity continues to increase the Corporation expects to see a continuation of this trend. Last, the foreign exchange gain increased from $100,067 for the nine months ending October 31, 2003 to $212,395 in October 31, 2004 and can be attributed to the drop in value of the US dollar.

On February 17, 2004, articles of amendment were filed to authorize the issuance of an unlimited number of special shares without par value.

i)   On February 3, 2004, the Company closed a private placement offering of 1,075,000 units at a price of CDN $0.25 per unit for gross proceeds of $268,750 CDN. Each unit consists of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one additional common share at a price of CDN $0.30 until February 2, 2005.

ii)   On April 16, 2004, the Company closed a private placement offering of 6,320,000 units at a price of CDN $0.35 per unit for gross proceeds of $2,212,000 CDN. Each unit consists of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one additional common share at a price of CDN $0.50 until April 15, 2006.

Canaccord Capital Corporation ("Canaccord") acted as agent and was paid an 8% commission of which $91,791 was paid by issuing 349,680 common shares and 1,438,840 warrants of the Company. The agent's warrants have the same terms as the warrants. In addition, Canaccord was paid an administration fee of $7,500 CDN.

Liquidity and Capital Resources

The Corporation's cash balance as of October 31, 2004 was $639,944 compared to $350,164 at October 31, 2003. The large increase in the cash balance is attributable to the completion of a C$2.2 million equity financing in April, 2004. Current assets as at October 31, 2004 were $728,085. Total assets as at October 31, 2004 were $3,400,002 representing an increase of $1,570,858 from 2003 which is due to the increased activity in the Corporation's exploration properties which increased $1,327,596 from $1,302,627 at October 31, 2003 to $2,630,223 at October 31, 2004.

During the period, the Company collected $70,000 Canadian from Charles Bremner for funds held in trust of $75,000 US. The difference from these two amounts were written off to bad debt during the quarter in the amount of $37,821 US.

The following table reflects the exploration properties and expenditures during the nine months ended October 31, 2004:

	Opening Balance January 31, 2004	Additions (Reductions)*	Ending Balance October 31, 2004
Gold Wedge Project	$436,150	$1,185,877	$1,622,027
Como Project**	126,124	(49,826)	76,298
Railroad Project	122,732	73,277	196,009

Pinon Project	511,043	83,663	594,706
Fondaway Project	43,999	54,827	98,826
Other	13,396	28,961	42,357
	$1,253,444	$1,376,779	$2,630,223

*   Refer to Supplement I of the October 31, 2004 unaudited financial statements for a detailed breakdown of material costs and reductions.

**   On September 15, 2004, the Company granted an option (the "Option") to Sharpe Resources Corporation ("Sharpe") to acquire a 60% interest in the Company's gold project located in Lyon County, Nevada (the "Project"), in consideration for which Sharpe has issued 2,000,000 common shares to the Company at a deemed value of $78,125 ($100,000 CDN). To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project.

The Corporation owns 100% interest in five (5) projects in four (4) gold-silver districts in Nevada. These projects include the Gold Wedge, Nye County, Pinon and Railroad Projects, Elko County, Fondaway Canyon, Churchill County and Como, Lyon County, Nevada.

The Goldwedge project represents the most advanced project located in the Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). As of October 31, 2004 the Corporation had completed nearly 683 feet of decline. The underground decline has been constructed to production size and standards and will initially be employed to obtain the bulk sample and pursue the test mining program. The Corporation will begin the bulk sample and test mining during the first quarter 2005. In order to proceed with the bulk sample and ready the Company for production it will need to prepare the surface facilities. These facilities include the construction of a water containment silt pond, ore pad, waste rock dump and prepared the plant site. The Corporation has purchased and delivered to the site a complete used full production, 150 tons per hour, gravity plant. The Company is currently working on preparations to assemble and enclose the facility. The gravity plant will process the bulk sample and plans include employing this plant as the core facility that will be necessary for full production. Expenditures for this segment of the program are expected to cost of $300,000 to complete.

The Corporation focused its efforts in 2003 on the Pinon and Railroad projects located on the southern portion of the Carlin Trend in Elko County, Nevada. The current land position includes more than 16,000 acres of unpatented, patented and fee leases. Expenditures on this project in 2003 were about $1 million. As of October 31, 2004, $156,940 has been spent on these projects to complete the mine permit applications.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. The primary reason is that current production cash flow is insufficient to allow the Corporation to grow at a rate to increase the necessary production capacity to achieve profitability in the near term. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation's activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 43,036,018 are outstanding as at October 31, 2004.

As at October 31, 2004 the Corporation had outstanding options to purchase 4,185,000 common shares with exercise prices from C$0.17-0.40 per share and expiration dates ranging from May 2005 to May 2009. There is no change from the previous quarter.

Selected Annual Information

The following selected financial information is derived from the financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

	January 31		
	2004	**2003**	**2002**
Statement of Operations			
Revenue	$0	$0	$10,332
Administrative Expenses	$510,623	$294,083	$144,690
Net loss for the year	$(516,869)	$(416,803)	$295,648
Deficit, beginning of year	$(6,822,798)	$(6,405,995)	$(6,701,643)
Deficit, end of year	$(7,339,667)	$(6,822,798)	$(6,405,995)
Earnings (loss) per common share			
Basic	$(0.02)	$(0.02)	$0.02
Diluted	$(0.02)	$(0.02)	$0.01

Balance Sheet	**2004**	**2003**	**2002**
Current Assets	$273,291	$377,753	$619,968
Interest in Mineral Properties and Related Deferred Exploration Costs	$1,291,200	$781,039	$113,078

Equipment		$52,657		$53,688		$0
Current Liabilities		($106,178)		($82,300)		($45,905)

Selected Quarterly Information

The following is a summary of selected financial information of the Corporation for the quarters ending:

	October 31, 2004	April 30, 2004	July 31, 2004	October 31, 2003	April 30, 2003	July 31, 2003
Statement of Operations						
Revenue	$0	$0	$0	$849	$0	$0
Expenses	($211,064)	($117,942)	($285,021)	($237,022)	($39,328)	($128,206)
Net Income (Loss)	($211,064)	($117,942)	($285,021)	($236,173)	($39,328)	($128,206)
Net Income (Loss) per Common share						
BASIC	($0.01)	($0.00)	($0.01)	($0.01)	($0.00)	($0.00)
DILUTED	($0.01)	($0.00)	($0.01)	($0.01)	($0.00)	($0.00)
Balance Sheet						
Current Assets	$728,085	$1,815,293	$1,335,122	$461,497	$273,291	$890,381
Interest in Mineral Properties and Related Deferred Exploration Costs	$2,630,223	$1,276,160	$1,773,224	$1,302,627	$1,253,444	$1,023,519
Equipment	$41,694	$49,159	$45,415	$65,000	$52,656	$60,842
Current Liabilities	($56,930)	($58,320)	($71,676)	($68,136)	($106,178)	($86,096)

Transactions with Related Parties

The following is a summary of the related party transactions of the Corporation during the financial year ended of the Corporation October 31, 2004:

- On September 15, 2004, the Company granted an option (the "Option") to Sharpe Resources Corporation ("Sharpe") to acquire a 60% interest in the Company's gold project located in Lyon County, Nevada (the "Project"), in consideration for which Sharpe has issued 2,000,000 common shares to the Company at a deemed value of $78,125 ($100,000 CDN).

Changes in Accounting Policies

The Corporation has adopted, on a prospective basis, the Black-Scholes option evaluation method of accounting for the value of all stock option awards. Under this method the Corporation recognizes a compensation expense for all stock options awarded since January 1, 2003, based on the value of the options on the date of grant, which is determined by using an option-pricing model. No compensation expense has been recorded for stock options issued before January 1, 2003.

Risk and Uncertainties

At the present time, the Corporation's viability and potential success lie in its ability to develop, exploit and generate revenue out of its current and future precious metal properties. The Corporation's ability to acquire and develop it current precious metal properties and any new properties is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Although the Corporation has been successful in the past in obtaining financing there is no guarantee that it will be successful in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

Forward Looking Statements

This MD&A includes certain "forward-looking statements" within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation's businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in oil and gas prices and other factors.

Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results no to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation's website at www.royal-standard.com.

Roland M. Larsen
President

Heathsville, VA
December 15, 2004